UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated February 13, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces
Summoning of an Annual General Meeting of the Company’s
Shareholders to be Held on March 19, 2012

Attached hereto is an English translation (from Hebrew) of an announcement by XTL Biopharmaceuticals Ltd. regarding the convening of an annual general meeting of the Company’s shareholders.

XTL Biopharmaceuticals Ltd.

(“the Company”)

February 13, 2012

To	To
The Israel Securities Authority Ltd.	The Tel-Aviv Securities Stock Exchange Ltd.
Through the Magna	Through the Magna

Dear Sirs/Mmes.,

Re:	Immediate report on convening an annual general meeting of the Company’s shareholders and on a substantial private offering in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, the Israeli Securities Regulations (Private Offering of Securities in a Listed Company), 2000 and the Companies Law, 1999

The Company is hereby pleased to present an immediate report on summoning an annual general meeting of the Company’s shareholders to be held on March 19, 2012, in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, the Israeli Securities Regulations (Private Offering of Securities in a Listed Company), 2000 and in accordance with the Companies Law, 1999 (“the Companies Law”), all as follows:

A. SUMMONING AN ANNUAL GENERAL MEETING

1.	On March 19, 2012, at 08:30 am, a shareholders’ meeting will be held at the offices of the Company’s attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel, for discussing the following resolutions:

a.	Reappointing the directors - the proposed wording of the resolution: ratifying the reappointment of Messrs. Amit Yonay, Marc Allouche and David Grossman as directors in the Company until the next annual meeting. The voting on each of those directors will be done individually.

b.	Reappointing the external directors - the proposed wording of the resolution: ratifying the reappointment of Mr. Jaron Diament and Ms. Dafna Cohen as external directors in the Company for a second term starting March 19, 2012. The voting on each of those external directors will be done individually.

c.	Approving a bonus award to the Company’s CEO subject to a fund raising - the proposed wording of the resolution: If the Company effects a fund raising during the thirty six (36) months period from the date of this resolution, the Company will pay the CEO a bonus equal to 1.2% of the above fund raising amount, up to a maximum amount of $200 thousand.

d.	Subject to the approval of sub-section b above, the approval of a substantial private offering to external directors (“the offerees”) as detailed in part B to this report. The voting on each of those offerees will be done individually.

2.	The required majority in the annual general meeting (or in a postponed annual meeting (if any)) for approving the resolutions specified in paragraph 1(a), 1(b) and 1(d) above is a simple majority of the total votes of participating shareholders.

3.	The required majority for approving the resolutions specified in paragraph 1(c) above is a majority of the total votes attending provided that one of the below are met:

(a)	In counting to majority of the votes in the general meeting, the majority of the votes of shareholders who are neither non-controlling shareholders in the Company nor have personal interest therein will be counted in approving the appointment, except personal interest that is not the outcome of relations with the controlling shareholder participating in the vote; in counting total votes of the above shareholders, abstention votes shall not be taken into account. The provisions of section 276 with the required modifications shall apply to those who have personal interest.

(b)	Total opponent votes of shareholders mentioned in sub-section (a) did not exceed two percent of total voting rights in the Company.

It is indicated despite the fact that at the date of this report the Company has no controlling shareholder, as this term is defined by the Companies Law, according to the Company’s prospectus from February 28, 2011, to decide on the election of external directors, the Company considers Messrs. Alex Rabinovitch, David Bassa and Shalom Manova as controlling shareholders in the Company.

4.	In the annual general meeting, a legal quorum will constitute the presence of at least two (2) shareholders, by themselves or their representatives, holding together at least 33% of the total voting rights in the Company. If at the elapse of half an hour from the meeting’s scheduled time the legal quorum is not found, the meeting will be postponed by one week for the same day, at the same time and venue as scheduled for the original meeting, or for a different date and/or venue as determined by the board of directors in a notice to the shareholders. The postponed meeting will discuss the same agenda as planned for the original meeting. If a legal quorum is not found in the postponed meeting at the elapse of half an hour from the meeting’s scheduled time, the two shareholders that are present, by themselves or their representatives, will constitute a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

5.	The date for establishing the shareholders’ entitlement to vote in the general meeting, as stated in Section 182(c) to the Companies Law, is Sunday, February 19, 2012 (“the record date”). According to the Companies Regulations (Proof of Share Ownership for Voting in the General Meeting), 2000, a shareholder that has a share registered in its name at a member of the Stock Exchange whereby that share is included in the shares registered in the Company’s Registrar, and is interested in voting in the general meeting, must produce to the Company the Stock Exchange member’s proof of the shareholder’s ownership over the share on the record date, as required by said regulations.

6.	The Company’s shareholders are entitled to participate and vote in the meeting by themselves or through a legally certified agent. The document certifying the agent to vote (“the letter of appointment”) and a power of attorney by virtue of which the letter of appointment was signed (if any) will be deposited with the Company’s attorneys at least 48 hours before the meeting begins.

7.	The Securities Authority’s distribution site (“the distribution site”) and website address of the Tel-Aviv Securities Stock Exchange Ltd. where the formats of proxy statements and position statements can be found as they are defined in Section 88 to the Companies Law are: www.magna.isa.gov.il and www.tase.co.il, respectively. Voting as per the proxy statement will be done on the second part of the proxy statement as published in the magna. A shareholder may contact the Company directly and receive the formats of the proxy statement and position statements (if any). A Stock Exchange member will e-mail a link to the formats of the proxy statement and position statements on the distribution site, at no charge, to any shareholder that is not registered at the shareholders’ registrar and whose shares are registered at that Stock Exchange member, if the shareholder so requests, provided that the notice is given with respect to a specific securities account and prior to the record date. A shareholder whose shares are registered at a Stock Exchange member is entitled to receive the proof of ownership from the Stock Exchange member through which it holds the shares at the Stock Exchange member’s branch or via post office to the shareholder’s address in return for delivery fee only, if so requested. A request in this respect will be provided in advance for a specific securities account. The proxy statement must be produced to the Company’s attorneys to said address so that the proxy statement reaches the Company’s attorneys’ office not fewer than 72 hours before the date of convening the meeting. The last date for producing position statements to the Company is up to ten days after the record date (“the last date for delivering position statements”), namely Tuesday, February 28, 2012 and the last date for producing the Board’s response to the position statements is five days from the last date for delivering position statements, namely Sunday, March 4, 2012.

8.	One or more shareholders that hold shares at a rate representing five percent or more of the total voting rights in the Company and anyone who holds such rate out of the total voting rights that are not held by the controlling shareholder in the Company, as defined in Section 286 to the Companies Law, may review the proxy statements as detailed in Regulation 10 to the Companies Regulations (Proxy Statements and Position Statements), 2005.

9.	The documents pertaining to this report may be reviewed at the Company’s offices at 85 Medinat Hayehudim Street, Herzliya, during regular office hours and by making an appointment at 972-9-9557080.

10.	The Company’s representatives for handling this report are Mr. Ronen Kantor, Adv. and/or Mr. Ron Sulema, Adv. of Kantor & Co. Law Offices at 12 Abba Hillel Silver Road, 8th Floor, Ramat-Gan, Tel: 972-3-6133371.

B.	APPROVING A SUBSTANTIAL PRIVATE OFFERING TO THE EXTERNAL DIRECTORS MR. JARON DIAMENT AND MRS. DAFNA COHEN

1.	General

On February 12, 2012, the Company’s Board decided, subject to the approval of the re-election of the offerees for a second term and the substantial private offering according to this report by the meeting of the Company’s shareholders, to allocate to the offerees, at no consideration, 300,000 unregistered options (150,000 options to each offeree) to purchase Ordinary shares of the Company of NIS 0.1 par value each under the terms prescribed in this report. It should be noted that the voting on each of those offerees will be done individually.

2.	The offerees

The offerees will be elected for a second term of office as external directors in the Company. The offerees are not interested parties within the meaning thereof in section 270(5) of the Companies Law and will not be such after effecting the substantial private offering.

3.	Details of the offered securities, their quantity and the consideration

The allocation will be effected according to the options plan adopted by the Company on August 29, 2011 (“the Plan”) and this subject to the terms detailed below.

3.1	The Company will allocate to the offerees, at no consideration, 300,000 unregistered options (150,000 to each offeree) to purchase 300,000 Ordinary shares of the Company of NIS 0.1 par value each (“the underlying shares”).

3.2	As of the date of this report, the offerees do not hold securities of the Company.

3.3	Assuming exercise of all quantity of options, the shares deriving from the exercise of the options to be allocated to the offerees, as above, will constitute about 0.147% of the issued and paid-up share capital and about 0.132% with full dilution.

3.4	The exercise price of the options allocated to the offerees is NIS 0.58633 per option, reflecting the average price of the share 3 trading days prior to the resolution of the Board.

3.5	The offeree will be entitled to receive the options and to exercise them over a maximal period of 120 months from the date of their allocation, subject to the conditions stipulated in this report and subject to the periods stipulated below:

3.5.1	33% of the quantity of the options may be exercised by the offerees immediately after their allocation.

3.5.2	67% of the quantity of the options may be exercised by the offerees in 24 equal parts every month from the date of grant until two years elapse from the date of grant (“the vesting period”).

3.6	The allocation will be effected according to section 102 to the Income Tax Ordinance (New Version), 1961 (“the Ordinance”).

3.7	Shares deriving from the options will confer the right to receive invitations to participate and to vote at the Company’s meetings. All Company’s shares, including shares deriving from the options, have equal rights in relation to the capital amounts paid or credited as paid on their par value in all related to dividend and any other distribution and to participate in the excess of the Company’s assets upon liquidation.

3.8	After the allocation of the options to the offerees, the exercise price and the number of unexercised options will be adjusted in the scenarios described below:

3.8.1	In the scenario of a transaction[1], the unexercised options will be taken into account or replaced with an appropriate number of shares of the same type or other securities of the succeeding company (or the parent company or the subsidiary of the succeeding company) as they were distributed to the Company’s shareholders in connection with the transaction and in respect thereof. In such scenario and/or replacement of options, relevant adjustments to the purchase price will be made that shall reflect this transaction and all the other conditions and restrictions in the notice letter of the grant will remain in tact including but not limited to the vesting schedule, all as determined by the committee or the Board and their determination shall be at their sole and absolute discretion. The Company will inform the offeree on the transaction in the manner and way that it deems fit at least 7 days before the record date of the transaction.

3.8.2	Despite the abovementioned and subject to applicable law, the Board or the committee have the full authority and power to determine that certain notice letters of grant will contain a section instructing that if in a particular transaction described in section 3.8.1 above the succeeding company (or the parent company or the subsidiary of the succeeding company) does not agree to commit to options or replace them, the vesting dates will be accelerated such that an unexercised options or part of an unexercised option will vest immediately 7 days prior to the record date of the transaction.

3.8.3	For the purpose of section 3.8.1 above, an option will be considered as committed or replaced if after the transaction the option confers the right to purchase or receive for any of the underlying shares immediately prior to the transaction the consideration (whether in shares, options, cash or other securities or property) that the shareholders received on the record date of the transaction (and if these holders were offered to choose the consideration then the type of consideration chosen by the holders of the majority of the outstanding shares); except that if the consideration, as above, received in the transaction is other than Ordinary shares (or equivalent thereto) of the succeeding company, or the parent company or the subsidiary, the Board’s committee may, at the consent of the succeeding company, instruct that the consideration receivable upon the exercise of the option shall be only Ordinary shares (or equivalent thereto) of the succeeding company or the parent company or its subsidiary according to the fair value at the market based on the consideration received by the holders of most of the outstanding shares in the transaction; and except that if the committee decides, at its discretion, that instead of the commitment to the options or their replacement with the options of the succeeding company or the parent company or its subsidiary, the options as above will be replaced with any other type of asset or property including a reasonable amount of cash in these circumstances.

[1]	“A transaction” - (1) merger, acquisition or reorganization of the Company with one or more entities where the Company is not the surviving entity; (2) sale of all or substantially all of the Company’s assets.

3.8.4	The Board or the committee have the full authority and power to determine that certain notice letters of grant will contain a section instructing that if the Company is voluntarily terminated or liquidated while there are unexercised options, the Company will immediately inform the holders of the unexercised options of the winding up as above and the option holders will have 7 days to exercise all the options they hold that have vested prior to that date but not yet exercised according to the exercise arrangement stated herein. After the elapse of the 7-day period, as above, all the remaining outstanding options expire immediately.

3.8.5	If the outstanding options of the Company are modified or replaced in any point of time by declaration of cash dividend, share dividend (bonus shares), distribution of underwriting rights, split of shares, combination or replacement of shares, refinancing, split or any other event by the Company or of the Company and to the extent that the above indeed occurs, the quantity, type and the series of shares according to the outline or subject to another option granted in the past and the purchase price will be adjusted in an appropriate and fair manner in order to maintain the relative number of shares and the total purchase price unchanged. If the above occurs, the type and total number of underlying shares to be issued as a result of the exercise of the options will be adjusted appropriately to the extent that the Board determines and its decision will be final.

3.9	The underlying shares will be recorded in the name of the registration company through which at that time the Company’s shares have been registered.

4.	The economic value of the offered securities

According to the Black and Scholes formula, the economic value of all the options granted to each offeree on the date the Company’s Board accepted the resolution was approximately NIS 50,410, NIS 0.336068 per option. The assumptions that formed the basis for calculating the economic value of the options are as follows: share price of NIS 0.584, exercise price of NIS 0.58633, term of the options - 10 years, annual volatility of 44.348%, capitalization rate of 2.5% in accordance with the Tel-Aviv Stock Exchange guidelines – “Margin Calculation Parameters update” from February 7, 2012 and dividend yield at the rate of 0%.

5.	The issued share capital at the Company and the holdings of interested parties and the public

				Before the substantial private offering under this report		Immediately after the substantial private offering under this report
Name	Number of shares	Unregistered options	Share options (series 2)	% in equity and voting	% in equity and voting (fully diluted)	% in equity and voting	% in equity and voting (fully diluted) [2]

Alex Rabinovitch [3]	43,132,361	-	573,750	21.14%	19.28%	21.14%	19.25%
David Bassa	21,705,987	-	-	10.64%	9.57%	10.64%	9.56%
Shalom Manova	17,175,573	-	-	8.42%	7.58%	8.42%	7.57%
David Grossman [4]	-	1,610,000	-	-	0.71%	-	0.71%
Amit Yonay [5]	-	150,000	-	-	0.07%	-	0.07%
Marc Allouche [6]	-	150,000	-	-	0.07%	-	0.07%
Ronen Twito [7]	-	1,400,000	-	-	0.62%	-	0.62%
Moshe Mittelman [8]	5,590,896	640,000	-	2.74%	2.75%	2.74%	2.74%

Total interested parties and officers	87,604,817	3,950,000	-	42.94%	40.65%	42.94%	40.59%

The public [9]	116,426,733	280,000	17,883,750	57.06%	59.35%	57.06%	59.28%

Total	204,031,550	4,230,000	18,457,500	100%	100%	100%	99.87%

Offerees	-	300,000	-	-	-	-	0.13%

Total	204,031,550	4,530,000	18,457,500	100%	100%	100%	100%

[2]	Assuming that all share options (series 2) and unregistered options will be exercised into Ordinary shares of the Company.
[3]	23,574,902 Ordinary shares of the Company and share options (series 2) are held by Green Forest Holdings Ltd. a company that, to the best of the Company’s knowledge, is jointly and equally owned by the spouses Alex and Sagit Rabinovitch.
4	A director and the Company’s CEO.
[5]	The chairman of the Company’s Board.
[6]	A director in the Company.
[7]	The Company’s CFO.
[8]	A medical director in the Company.
[9]	The public - as defined in the guidance of the Tel-Aviv Securities Stock Exchange Ltd.

6.	The consideration and the way the consideration is determined

The consideration for the options and the share price are as detailed in section 3 above.

The grant of options is intended to promote the benefit of the Company and its objectives by granting incentives to offerees who are candidates for a second term, for the office of an external director at the Company. The consideration was determined by the Company’s Board and it adheres to the Company’s previous policy regarding exercise price of options issued to directors.

7.	Approvals required to effect the allocation according to the offering

The allocation according to the offering is subject to the approval of the Company’s Board which, as above, was given on February 12, 2012, the approval of the general meeting of the Company’s shareholders and its convention according to this report, and the approval of the Tel-Aviv Securities Stock Exchange Ltd. to list for trade the underlying shares deriving from the options. The Company intends to apply to obtain the approval, as above, close to the date of holding the meeting.

8.	Agreements regarding rights to the Company’s securities

To the best of the Company’s knowledge, as of the date of the publication of this immediate report, the offerees and the holders of the Company’s securities have no agreements, whether written or oral, regarding the purchase and/or sale of the Company’s securities and/or regarding the voting rights in the Company.

Further, to the best of the Company’s knowledge, there is neither a substantial shareholder nor officer who has a personal interest in the substantial private offering other than the offerees themselves.

9.	Impediment or restrictions on carrying out transactions with the securities being offered

According to the provisions of section 102 to the Ordinance and the regulations issued thereunder, the above options and the shares deriving from the exercise of the options and all rights conferred by virtue thereof, including the bonus shares, will be deposited for the offerees with a trustee and this until the elapse of 24 months from the date on which the options were issued to the trustee.

A restriction applies to the options and the shares deriving from their exercise according to section 15c to the Securities Law, 1968 and the Securities Regulations (Details with regard to Sections 15a to 15c to the Law), 2000.

10.	The date of allocation of the securities

Subject to the receipt of the approvals stated in section 7 above, the Company will effect the allocation of shares shortly after the above approvals are obtained.

Yours truly,

XTL Biopharmaceuticals Ltd.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 13, 2012	By:	/s/ David Grossman
	Name:	David Grossman
	Title:	Chief Executive Officer